1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

May 24, 2018

VIA EDGAR

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 652 to the Registration Statement on Form N-1A

Dear Mr. Williamson,

This letter responds to comments you provided to Michael Shea of Dechert LLP and me during a recent telephonic discussion on March 29, 2018 with respect to your review of Post-Effective Amendment No. 652 (“PEA No. 652”) to the Registrant’s registration statement filed with the SEC on February 16, 2018. PEA No. 652 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of registering shares of a new series of the Registrant, the Goldman Sachs ESG Emerging Markets Equity Fund (the “Fund”). Undefined capitalized terms used below have the same meaning as given in the registration statement.

Prospectus

1.	Comment: The SEC staff (the “Staff”) notes that the Registrant made a separate filing pursuant to Rule 485(a) under the Securities Act on December 18, 2017 (“PEA No. 636”) to, among other things, update disclosure related to changes to the principal investment strategy and risks of the Goldman Sachs International Equity ESG Fund, to which the Staff provided comments on February 2, 2018. Please confirm the Staff comments provided in connection with PEA No. 636 have been, or will be, considered and whether any changes to the Fund’s Item 4 and Item 9 disclosure relating to these comments are appropriate.

Response: The Registrant confirms that Staff comments provided in connection with PEA No. 636 will be considered and incorporated into the next post-effective amendment filing concerning the Fund where appropriate.

2.	Comment: Please provide the completed fee table prior to effectiveness.

Response: The Fund’s completed fee tables are attached hereto as Exhibit A.

3.	Comment: With respect to the expense limitation arrangement referenced in footnote 3 of the Fund’s “Annual Fund Operating Expenses” table, please confirm supplementally that the arrangement will be in place for at least one year from the effective date of the Fund’s registration statement.

Response: The Registrant hereby confirms that the expense limitation arrangement described in footnote 3 to the “Annual Fund Operating Expenses” table for the Fund will be in effect for at least one year from the date of effectiveness.

4.	Comment: The Staff notes that, pursuant to the Fund’s principal investment strategy, the Fund’s 80% investment policy is tied to equity investments in emerging country issuers that adhere to the Fund’s ESG criteria. The Staff notes further that the Registrant may consider certain ETFs, futures, and other instruments with similar economic exposures to be included among these investments. Please confirm that the Fund’s Item 9 disclosure explains how the Registrant will determine whether these investments qualify towards the Fund’s 80% investment policy. In addition, please disclose how the Registrant will value derivatives for purposes of its 80% investment policy.

Response: The Registrant confirms that the description of the Fund’s investment process in the “Investment Management Approach—Principal Investment Strategies” section, including the language regarding the determinations of whether an issuer is economically tied to an emerging market country and whether an issuer satisfies the Fund’s ESG criteria, reflects the factors the Registrant will consider when determining whether an issuer qualifies towards the Fund’s 80% investment policy. The Registrant confirms that ETFs will only be counted towards the Fund’s 80% policy if such ETFs provide exposure primarily to the equity securities of emerging market country issuers that adhere to the Fund’s ESG criteria. The Registrant also confirms that futures and other instruments will only be counted towards the Fund’s 80% policy where such investments have economic characteristics similar to equity securities of emerging market country issuers that adhere to the Fund’s ESG criteria. The Registrant will value each applicable derivative instrument based upon its market value for purposes of the Fund’s 80% policy.

5.	Comment: The Staff notes that the “ESG Standards” risk tile in the “Summary—Principal Risks of the Fund” section references “the Fund’s adherence to its ESG standards.” Please revise the Fund’s Item 4 disclosure to more clearly describe the Fund’s ESG standards and how companies are evaluated with respect to them.

Response: The Registrant has revised the Fund’s Item 4 and Item 9 disclosure to clarify the Fund’s ESG criteria and how companies are evaluated against this criteria.

6.	Comment: The Staff notes that “Foreign and Emerging Countries Risk” in the “Summary—Principal Risks of the Fund” section states that “[t]he Fund may invest heavily in issuers located in Brazil, Russia, India and China.” To the extent the Registrant anticipates having material sector exposures (e.g., technology, commodities, etc.), please ensure that the Fund’s disclosure appropriately discloses any sectors to which the Fund may have material exposure as well as any other risks related to such exposure. Additionally, in light of recent events, please consider adding separate Item 4 risk disclosure relating to geopolitical risks, such as sanctions or protectionist trade policies.

Response: The Registrant believes that the Fund’s current disclosure adequately discloses the risks of sectors to which the Fund is likely to have material exposure. To the extent the Fund focuses its investments in securities of issuers in one or more sectors, the Registrant will consider any revisions as may be necessary to adequately disclose the risks of investing in such sectors.

The Registrant believes that the current disclosure in “Foreign and Emerging Countries Risk” in the “Summary—Principal Risks of the Fund” section adequately addresses the risks inherent in the current geopolitical climate. For example, “Foreign and Emerging Countries Risk” discloses that the “Fund may invest heavily in issuers located in Brazil, Russia, India and China, and therefore may be particularly exposed to the economies, industries, securities and currency markets of these four countries, which may be adversely affected by protectionist trade policies, slow economic activity worldwide, political and social instability, environmental events and natural disasters, regional and global conflicts, terrorism and war, including actions that are contrary to the interests of the U.S.” With respect to the Fund’s investments in foreign securities generally, “Foreign and Emerging Countries Risk” also discloses that the “imposition of exchange controls, sanctions, confiscations, trade restrictions (including tariffs) and other government restrictions by the United States and other governments . . . may also result in losses.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

7.	Comment: The Staff notes that the “Investment Management Approach—Principal Investment Strategies” section includes a list of countries considered by the Investment Adviser to be “emerging market countries.” The Staff further notes that this section states that the Fund’s investment focus will be in these enumerated countries “as well as any other emerging country.” Please provide a definitive list of countries that the Investment Adviser considers to be emerging market countries for purposes of Rule 35d-1 under the Investment Company Act (the “names rule”).

Response: The Registrant confirms that the Investment Adviser intends to focus the Fund’s investments in the countries enumerated in the “Investment Management Approach—Principal Investment Strategies” section. In addition, the Registrant notes that the Investment Adviser may consider classifications by the World Bank, the International Finance Corporation, the United Nations (and its agencies) or the Fund’s benchmark index provider in determining whether a country is emerging or developed. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

8.	Comment: The Staff notes that the Investment Adviser appears to follows a multi-step process to determine whether a company meets the Fund’s ESG criteria. First, the Investment Adviser seeks to avoid structurally unattractive market segments, industries that do not meet the Fund’s ESG criteria, particular companies with weak corporate governance, and companies that are involved in certain industries or product lines. Second, the Investment Adviser seeks to identify companies with sound ESG business practices, with an emphasis on corporate governance, environmental, and social considerations. Please revise to clarify how the Investment Adviser will analyze issuers with respect to the Fund’s ESG criteria and otherwise make decisions to buy or sell investments. That Staff notes that it is unclear, for example, how the Investment Adviser analyzes an issuer’s earnings quality and executive management and how this assessment differs from that of other actively managed funds. Please consider revising to more clearly explain the Fund’s ESG criteria and how the ESG criteria is considered by the Investment Adviser.

Response: The Registrant has revised the disclosure consistent with this comment. The Registrant notes that the Investment Adviser’s ESG analysis is in addition to – rather than in lieu of – the Investment Adviser’s general fundamental analysis. As described in the Fund’s revised disclosure, the Fund’s ESG criteria is generally designed to exclude companies with weak corporate governance and/or companies that are involved in, and/or derive significant revenue from, certain industries or product lines (e.g., gambling, alcohol, tobacco, coal and weapons). Once the Investment Adviser determines that an issuer meets the Fund’s ESG criteria, the Investment Adviser will conduct a supplemental analysis of the issuer’s corporate governance factors and a range of environmental and social factors that may vary by sector. This supplemental analysis will be conducted alongside traditional fundamental, bottom-up analysis, using traditional fundamental metrics. The Investment Adviser will engage in active dialogues with company management teams to further inform investment decision-making and to foster best corporate governance practices using its fundamental and ESG analysis.

9.	Comment: The Staff notes that the “Investment Management Approach—Other Investment Practices and Securities” section and “Appendix A – Additional Information on Portfolio Risks, Securities and Techniques” each contain significant disclosure relating to the Fund’s non-principal investments, strategies, and risks. The Staff believes that this level of detail has the potential to distract readers from more essential information that is required to be included in the prospectus. The Staff notes its ongoing request to review this disclosure against the requirements of Form N-1A and consider whether any of it may be truncated, relocated to the SAI, or removed.

Response: The Fund respectfully acknowledges the Staff’s comment and submits that Appendix A is intended to provide prospective investors with more information about the principal and non-principal investment strategies and risks of the Fund. Moreover, the Fund believes that the Prospectus clearly identifies (and differentiates) the principal and non-principal investment strategies and risks of the Fund.

10.	Comment: Please explain supplementally why “BRIC Risks” is identified as an additional risk in the “Risks of the Fund” section rather than a principal risk.

Response: The Registrant has revised its disclosure to include “BRIC Risks” as a principal risk.

11.	Comment: The Staff notes that “BRIC Risks” in the “Risks of the Fund” section states that the Fund intends to register as a foreign portfolio investor (“FPI”) in India. Please clarify whether the Fund will be able to invest in India absent such registration. Additionally, please confirm supplementally that the Fund will not invest in India to a material extent absent such registration, or explain how the Fund will otherwise do so in compliance with Indian law. If necessary, please explain how investments in India are classified for liquidity purposes.

Response: The Registrant confirms that, if the Fund does not register as an FPI, the Fund will not directly invest in Indian securities in violation of Indian law. Without registering as an FPI in India, the Fund may seek to obtain indirect exposure to the Indian markets through investments in ETFs, derivatives, and other instruments with similar economic exposures. The liquidity of the Fund’s investments, including any Indian securities, will be determined based on procedures established by the Board of Trustees of the Registrant, which call for the evaluation of factors such as legal limitations on the transferability or sale of an investment, the frequency of trades and quotes for an investment, the number of dealers willing to purchase or sell an investment, the nature of an investment and the marketplace of an investment, and the time needed to dispose of an investment, among others.

12.	Comment: The Fund’s principal investment strategy states that the Fund will avoid investments in companies that are involved in, or derive significant revenue from, the coal industry. Additionally, in the “Risks of the Fund” section, “ESG Standards Risk” states that the Fund will exclude investments in companies with significant fossil fuel exposure. Please clarify whether the Fund will exclude investments in oil and gas companies in addition to coal companies.

Response: The Registrant confirms that, as of the date of this filing, the Fund will not categorically exclude investments in issuers involved in the oil or gas industries for purposes of the Fund’s 80% policy, as these issuers may demonstrate ESG characteristics. The Registrant has revised “ESG Standards Risk” accordingly.

13.	Comment: In the “Risks of the Fund” section, “ESG Standards Risk” states that the Fund “will vote proxies in a manner consistent with its ESG criteria.” Please explain how the Fund intends to adhere to this statement and whether it will use tailored proxy voting guidelines. If the Fund will use tailored proxy voting guidelines, please clarify who will be responsible for implementing the guidelines and voting proxies. If the Fund will use the Investment Adviser’s standard proxy voting policies, please explain why the statement with respect to voting proxies consistent with the Fund’s ESG criteria is appropriate.

Response: The Fund intends to vote proxies consistent with the Investment Adviser’s standard proxy voting policy, which considers a number of factors when evaluating ESG shareholder proposals. Also consistent with the proxy voting policy, the Investment Adviser may determine to override a proxy voting recommendation if it determines that the recommendation is not consistent with the Fund’s ESG criteria. A summary of the Investment Adviser’s proxy voting guidelines is available in Appendix B to the Fund’s Statement of Additional Information. Accordingly, the Fund has removed the statement that it “will vote proxies in a manner consistent with its ESG criteria” from the “Risks of the Fund—ESG Standards Risk” section of the Prospectus.

*   *   *   *   *   *   *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos

cc:	Joseph McClain, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP

Brenden Carroll, Dechert LLP

EXHIBIT A

Fees and Expenses of the Fund

	Class A	Class C	Institutional	Investor	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Investor	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.98%	0.98%	0.98%	0.98%	0.98%	0.98%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	2.89%	3.14%	2.75%	2.89%	2.89%	2.74%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	2.89%	2.89%	2.75%	2.89%	2.89%	2.74%

Total Annual Fund Operating Expenses	4.12%	4.87%	3.73%	3.87%	4.37%	3.72%
Expense Limitation[3]	(2.59)%	(2.59)%	(2.59)%	(2.59)%	(2.59)%	(2.59)%

Total Annual Fund Operating Expenses After Expense Limitation	1.53%	2.28%	1.14%	1.28%	1.78%	1.13%

1	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
2	The “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
3	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets through at least May 30, 2019, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Class P
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.98%
Other Expenses[1]	2.74%

Total Annual Fund Operating Expenses	3.72%
Expense Limitation[2]	(2.59)%

Total Annual Fund Operating Expenses After Expense Limitation	1.13%

1	The “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
2	The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets through at least May 30, 2019, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.